EXHIBIT 1
May 15, 2013

Full Alliance International Limited
c/o Suite 608, Xueyuan International Tower
No. 1 Zhichun Road
Haidian District
Beijing, China 100083

Attention:	Mr. Zishen Wu
Ms. Xingmei Zhong

Ladies and Gentlemen:

Reference is made to the financing commitment letter, dated December 28, 2012, which was amended and restated on April 1, 2013 and further amended on April 16, 2013 (the “Commitment Letter”), issued to Full Alliance International Limited (“Holdco” or “you”) by Abax Global Capital (Hong Kong) Limited, on behalf of funds managed and/or advised by it and its nominee entities and its and their affiliates (“Abax” or “we”), in connection with the proposed going private transaction relating to Yongye International, Inc. (the “Company”).

We would like to inform you that Abax remains interested in pursuing the proposed going private transaction described in the proposal letter delivered to the Board of Directors of the Company on October 15, 2012 on the terms and conditions as outlined in our Commitment Letter.

Abax continues to be focused on this transaction and will re-engage in the going private transaction as soon as the trading suspension is lifted.

Should you have any questions regarding the foregoing, please do not hesitate to contact us.  We look forward to progressing on the transaction.

Very truly yours,

ABAX GLOBAL CAPITAL (HONG KONG) LIMITED

By:	/s/ Donald Yang
Name:	Donald Yang
Title:	Managing Partner and Chief Investment Officer